UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 31336 / November 14, 2014

In the Matter of

Precidian ETFs Trust, et al.

c/o Precidian Funds LLC
350 Main Street, Suite 9
Bedminster, New Jersey 07921-2689

(812-14116)

ORDER PERMITTING WITHDRAWAL OF APPLICATION

Precidian ETFs Trust, Precidian Funds LLC and Foreside Fund Services, LLC (Applicants), filed an application on January 25, 2013, and amendments to the application on February 12, 2013 and July 23, 2013, requesting an order under section 6(c) of the Investment Company Act of 1940 (Act) for an exemption from sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and rule 22c-1 under the Act, under sections 6(c) and 17(b) of the Act for an exemption from sections 17(a)(1) and 17(a)(2) of the Act, and under section 12(d)(1)(J) of the Act for an exemption from sections 12(d)(1)(A) and (B) of the Act, which would permit several registered open-end investment companies that are actively managed exchange traded funds to list and trade without being subject to the current daily portfolio transparency condition in actively managed ETF orders.

On October 21, 2014, a notice of the filing of the application was issued (Investment Company Act Release No. 31300). The notice gave interested persons until November 17, 2014, to request a hearing on the application. By Form APP-WD filed with the Securities and Exchange Commission on November 14, 2014, Applicants requested that the application be withdrawn.

The matter has been considered and it is found appropriate to permit withdrawal of the application.

Accordingly, in the matter of Precidian ETFs Trust, et al. (File No. 812-14116),

IT IS ORDERED, that the application is withdrawn.

For the Commission, by the Division of Investment Management, pursuant to delegated authority.

Brent J. Fields
Secretary